SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2006
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the appointment of Mario Alberto Gonzalez Padilla as Chief Financial Officer. Attached hereto is a copy of the press release dated January 03, 2006.

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Roberto Carrillo

	Name:	Roberto Carrillo
	Title:	Acting Chief Financial Officer
Date: January 03, 2006

Homex Names Mario Gonzalez Chief Financial Officer

          CULIACAN, Mexico, Jan. 3 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) (Homex or the Company) announced today that Mario Alberto Gonzalez Padilla has been appointed Chief Financial Officer effective January 30, 2006. Mr. Gonzalez replaces Roberto Carrillo Herrera who has continued to serve in an interim capacity while the Company searched for a new CFO. Mr. Carrillo was the CFO of Casas Beta prior to its acquisition by Homex and has contributed to the integration of the operations of the two companies. Mr. Carrillo will remain employed by the Company until the end of January in order to help in the transition of the new CFO.

           “Mario’s public company experience and financial leadership skills will be invaluable as we take Homex to the next level as a leader in the homebuilding industry,” commented Gerardo de Nicolas, Chief Executive Officer at Homex. “For the last several months we have been focused on integrating Casas Beta into Homex’s operating and IT platforms. We have benefited greatly during this critical transition period from the assistance of Roberto Carrillo, who had been Chief Financial Officer at Casas Beta. Going forward, Mario will help us drive the financial strategy and ensure best practices in areas like resource allocation and risk management.”

           Mr. Gonzalez is a seasoned financial executive with more than 20 years of senior-level financial experience. Since 2003, Mr. Gonzalez, 47, was Chief Financial Officer of Consultores de Integracion de Sistemas (CIS), a Mexico City-based management consulting firm that advises Fortune 500 companies and others with operations in Latin America. From 2001 to 2003, he was Chief Financial Officer for Panamerican Beverages, Inc., a New York Stock Exchange listed company and the primary Latin American Coca Cola bottler and distributor. From 1995 to 2001, Mr. Gonzalez was employed in various senior- level financial positions with Grupo TMM, S.A. de C.V., a major Mexican transportation and logistics services company. At the time of his departure from Grupo TMM, he was Chief Financial Officer of Transportacion Ferroviaria Mexicana (TFM), a SEC reporting company and a major Mexican railways company, and also served as Corporate Controller for Transportacion Maritima Mexicana, S.A. de C.V. (TMM). Mr. Gonzalez has also held a variety of senior-level financial positions internationally at Dow Chemical Co.

           Mr. Gonzalez holds a master’s degree in Business Administration and Engineering Administration from George Washington University and a bachelor’s degree in Industrial Engineering from the Universidad Autonoma de Mexico.

          About Homex
          Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.

          For additional corporate information, please visit the Company’s web site at: http://www.homex.com.mx

          Investor Contacts
          investor.relations@homex.com.mx

          Carlos J. Moctezuma
          Head of Investor Relations

          +5266-7758-5838
           cmoctezuma@homex.com.mx

SOURCE Desarrolladora Homex, S.A. de C.V.
          -0-                                                             01/03/2006
           /CONTACT: Investor Contacts, investor.relations@homex.com.mx , or Carlos J. Moctezuma, Head of Investor Relations, +011-52-66-7758-5838, or cmoctezuma@homex.com.mx /
           /Web site:  http://www.homex.com.mx /
          (HXM)